

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2015

Ivan Braiker
President and Chief Executive Officer
Ominto, Inc.
1100-112th Avenue NE, Suite 310
Bellevue, WA 98004

> **Re:** **Ominto, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-207005**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed April 15, 2015**
> **File No. 000-49801**

Dear Mr. Braiker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering, please tell us how the last reported sale price of your common stock on the OTC Pink Marketplace is a representative market price for purposes of establishing the price at which your common stock will be offered pursuant to Item 501(b)(3) of Regulation S-K.

Prospectus Cover Page

2.   State here, if true, that your offering is conditioned upon your common stock and warrants being accepted for listing on the NASDAQ Capital Market, as your disclosure suggests on page 21.

Prospectus Summary, page 1

3.   Elsewhere in your registration statement, you identify Mr. Hansen as a majority shareholder, controlling approximately 56% of the voting power of your issued and outstanding voting securities. Please revise your Prospectus Summary to describe Mr. Hansen's controlling interest.

Risk Factors, page 4

4.   We note that you failed to timely file several of your periodic reports starting with your Form 10-Q for the period ended June 30, 2012 and culminating with your Form 10-K for the fiscal year ended September 30, 2014. Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

"We have had material weaknesses in our internal control over financial reporting recently…," page 5

5.   We note that you identified certain material weaknesses in your system of internal controls as of the fiscal year ended September 30, 2014. Please revise your disclosure to clarify what remains to be completed in your remediation plan, disclose how long you estimate it will take to complete your plan, and disclose any associated material costs that you have incurred or expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

6.   Please refer to comment 1 in our letter dated September 28, 2015, regarding comments on your Form 10- K for the fiscal year ended September 30, 2014, wherein we noted your disclosure regarding several "factors that influence the success of [your] products and programs." While we acknowledge your response to comment 1, considering these metrics are included in your registration statement, please enhance your disclosure here to more fully address these factors and how they contributed to the company's overall financial performance during the period presented, including, for example, a discussion of (i) the number of active business associates, the number of participating merchants in your online shopping mall, and customer retention rates and (ii) any material

developments in your partner, advertising or marketing programs, so that investors can better understand and evaluate the company's financial performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Lisa H. Klein, Esq.
        Gordon & Rees LLP